UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 9, 2019

UNITED COMMUNITY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

OHIO	000-24399	34-1856319
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer I.D. No.)

275 West Federal Street, Youngstown, Ohio 44503-1203

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (330) 742-0500

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	UCFC	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Section 1 — Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 9, 2019, United Community Financial Corp., an Ohio corporation (“UCFC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Defiance Financial Corp., an Ohio corporation (“FDEF”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, UCFC will merge with and into FDEF (the “Merger”), with FDEF surviving the Merger (the “Surviving Company”). Immediately following the Merger, UCFC’s wholly owned bank subsidiary, Home Savings Bank (“UCFC Bank”), will merge (the “Bank Merger”) with and into FDEF’s wholly owned bank subsidiary, First Federal Bank of the Midwest (“FDEF Bank”). FDEF Bank will be the surviving entity in the Bank Merger (the “Surviving Bank”) and immediately prior to the Bank Merger will be converted into an Ohio state-chartered bank. As of and from the Effective Time, the name of the Surviving Company and the name of the Surviving Bank will each be a name to be mutually agreed upon by FDEF and UCFC prior to the closing date. The Merger Agreement was unanimously approved by the board of directors of each of UCFC and FDEF.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), UCFC’s shareholders will have the right to receive 0.3715 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of FDEF (“FDEF Common Stock”) for each share of common stock, no par value per share, of UCFC (“UCFC Common Stock”) that they hold, together with cash in lieu of fractional shares. Each outstanding UCFC stock option will fully vest and be converted automatically at the Effective Time into an option to purchase shares of FDEF Common Stock, with the number of underlying shares and per share exercise price of such option adjusted to reflect the Exchange Ratio. Each outstanding UCFC restricted stock award and performance stock award will fully vest and be cancelled and converted at the Effective Time into the right to receive 0.3715 shares of FDEF Common Stock for each share of UCFC Common Stock underlying such award (with the satisfaction of any applicable performance goals determined by the UCFC board of directors prior to the Effective Time in accordance with the applicable award agreement and excluding any costs related to the Merger).

The Merger Agreement provides that, at the Effective Time, (i) Donald P. Hileman, the current Chief Executive Officer of FDEF will continue to serve as the Chief Executive Officer of the Surviving Company and Surviving Bank, (ii) Gary M. Small, the current Chief Executive Officer and President of UCFC, will become the President of the Surviving Company and Surviving Bank, (iii) John L. Bookmyer, the current Chairman of FDEF, will continue to serve as Chairman of the Surviving Company and Surviving Bank and (iv) Richard J. Schiraldi, the current Chairman of UCFC, will become Vice Chairman of the Surviving Company and Surviving Bank. The Merger Agreement also provides that, on a date during the period commencing January 1, 2021 and ending June 30, 2021 as determined by the Surviving Company’s board of directors, or any such earlier date as of which Mr. Hileman ceases for any reason to serve in the position of Chief Executive Officer of the Surviving Company or Surviving Bank, as applicable (the “Succession Date”), (i) Mr. Small shall become Chief Executive Officer and President of the Surviving Company and Surviving Bank, (ii) Mr. Hileman shall become Executive Chairman of the Surviving Company and Surviving Bank and (iii) Mr. Schiraldi shall continue as Vice Chairman of the Surviving Company and Surviving Bank. In addition, the Merger Agreement provides that the respective boards of directors of the Surviving Company and Surviving Bank will each consist of 13 members, with 7 members designated by FDEF (including its CEO, Chairman and five other members of the FDEF or FDEF Bank board of directors), and (ii) 6 members designated by UCFC (including its CEO, Chairman and four other members of the UCFC or UCFC Bank board of directors).

The Merger Agreement provides that, as of and from the Effective Time, the headquarters of the Surviving Company will be located in Defiance, Ohio, and the main office of the Surviving Bank will be located in Youngstown, Ohio. The Merger Agreement also provides that the Surviving Company will maintain the level of philanthropic and community investment provided by each of UCFC and FDEF in their respective communities prior to the Effective Time.

The Merger Agreement contains customary representations and warranties from both FDEF and UCFC, and each party has agreed to customary covenants, including covenants relating to: (i) the conduct of FDEF’s and UCFC’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time; (ii) the obligation of FDEF to call a meeting of its shareholders to adopt the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and the transactions contemplated thereby, and to approve certain amendments to FDEF’s code of regulations in connection with the Merger; (iii) the obligation of UCFC to call a meeting of its shareholders to adopt the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and the transactions contemplated thereby; and (iv) each of FDEF’s and UCFC’s non-solicitation obligations relating to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including: (i) adoption by each of FDEF’s shareholders and UCFC’s shareholders of the Merger Agreement and approval by FDEF’s shareholders of the amendments to FDEF’s code of regulations in connection with the Merger; (ii) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions, without such approvals having resulted in the imposition of a materially burdensome regulatory condition; (iii) effectiveness of the registration statement on Form S-4 relating to the shares of FDEF Common Stock to be issued in the Merger; (iv) approval for listing on the Nasdaq Global Select Market, subject to official notice of issuance, of the shares of FDEF Common Stock to be issued in the Merger; and (v) the absence of any order, injunction or decree or other legal restraint preventing the consummation of the Merger or making the consummation of the Merger illegal.

Under the Merger Agreement, each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including: (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, generally subject to a material adverse effect qualification; (ii) the performance in all material respects by the other party of its covenants and obligations under the Merger Agreement; (iii) the absence of a material adverse effect with respect to the other party since the execution of the Merger Agreement; and (iv) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” for U.S. federal income tax purposes.

The Merger Agreement provides certain termination rights for both UCFC and FDEF and further provides that a termination fee of $18,400,000 will be payable by FDEF or UCFC upon termination of the Merger Agreement under certain customary circumstances.

The Merger is expected to close in the first quarter of 2020.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K (this “Report”) as Exhibit 2.1 and is incorporated into this Report by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties will not survive consummation of the Merger, unless otherwise specified therein, and were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this Report only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding UCFC or FDEF, their respective affiliates or their respective businesses.

The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding UCFC, FDEF, their respective affiliates and their respective businesses and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of FDEF that will include a joint proxy statement of UCFC and FDEF and a prospectus of FDEF and that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Voting Agreements

In connection with entering into the Merger Agreement, each director of UCFC and FDEF has entered into a Voting and Support Agreement with UCFC and FDEF (the “Voting Agreements”), pursuant to which each such director has agreed, among other things, to vote his or her shares of UCFC Common Stock or FDEF Common Stock, as applicable, in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, and in the case of FDEF directors, the approval of the amendments to FDEF’s articles of incorporation and code of regulations in connection with the Merger, and against any action or agreement that would prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement and against any alternative acquisition proposal. Subject to certain exceptions, each such director has also agreed not to transfer such shares of UCFC Common Stock or FDEF Common Stock, as applicable, prior to receipt of the UCFC shareholder approval or FDEF shareholder approval, as applicable, without the other party’s consent. The Voting Agreements automatically terminate upon any termination of the Merger Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, a form of which is attached to this Report as Exhibit 99.1 and which is incorporated into this Report by reference.

* * *

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between FDEF and UCFC. FDEF intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of FDEF and UCFC and a prospectus of FDEF, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the FDEF and UCFC shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of FDEF and UCFC are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by FDEF and UCFC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by FDEF may be obtained free of charge at FDEF’s website at http://www.fdef.com and the documents filed by UCFC may be obtained free of charge at UCFC’s website at https://www.homesavings.com. Alternatively, these documents, when available, can be obtained free of charge from FDEF upon written request to First Defiance Financial Corp., Attention: John R. Reisner, Executive Vice President, Chief Risk Officer and Legal Counsel, 601 Clinton Street, Defiance, Ohio 43512 or by calling (419) 782-5015 or from UCFC upon written request to United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503, Attention: Jude J. Nohra, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, or by calling (330) 742-0500.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that FDEF and UCFC will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between FDEF and UCFC, which are subject to numerous assumptions, risks and uncertainties. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of FDEF’s and UCFC’s Annual Report on Form 10-K for the year ended December 31, 2018, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by FDEF and UCFC with the SEC, risks and uncertainties for FDEF, UCFC and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of UCFC’s operations with those of FDEF will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of FDEF’s or UCFC’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on FDEF’s, UCFC’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by FDEF’s issuance of additional shares of FDEF common stock in connection with the merger; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither FDEF nor UCFC assumes any obligation to update any forward-looking statement.

Participants in the Solicitation

FDEF, UCFC, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from FDEF’s and UCFC’s shareholders in connection with the merger. Information about the directors and executive officers of FDEF and their ownership of FDEF common stock is set forth in the definitive proxy statement for FDEF’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 8, 2019, and FDEF’s Annual Report on Form 10-K for the year ended December 31, 2018, as previously filed with the SEC on February 28, 2019, as well as other documents filed with the SEC. Information about the directors and executive officers of UCFC and their ownership of UCFC common stock is set forth in the definitive proxy statement for UCFC’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 22, 2019, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.

Section 9 — Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of September 9, 2019, by and between United Community Financial Corp. and First Defiance Financial Corp.*

99.1	Form of Voting Agreement

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

UNITED COMMUNITY FINANCIAL CORP.

By:	/s/ Jude J. Nohra
Name:	Jude J. Nohra
Title:	General Counsel & Secretary

Date: September 10, 2019